UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN
[ ] Form N-CSR

For Period Ended:	December 31, 2022
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
For the Transaction Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 amends the Form 12b-25 originally filed by the Registrant on March 16, 2023 (the “Original Form 12b-25”) and is filed to correct the Registrant’s response to Part III, and the Original Form 12b-25 as so amended is restated in its entirety.

PART I - REGISTRANT INFORMATION

System1, Inc.
Full Name of Registrant

Former Name if Applicable

4235 Redwood Avenue
Address of Principal Executive Office (Street and Number)

Marina Del Rey, California 90066
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report,semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) in a timely manner because it requires additional time to close its books and records, complete its financial statement preparation and finalize its review process. The additional time required to close the Registrant’s books and records includes, but is not limited to: (i) the evaluation and quantification of identified accounting errors in the historical 2022 quarterly reporting periods, (ii) the completion of the purchase accounting for business combinations which closed during the year ended December 31, 2022 and (iii) the 2022 goodwill impairment analysis to determine the amount of goodwill impairment and the evaluation of the period in which an impairment of goodwill originated.

On March 15, 2023, management and the Audit Committee of the Registrant’s Board of Directors concluded that identified accounting errors impacting the Registrant’s previously issued 2022 unaudited condensed consolidated quarterly financial statements were material and will require a restatement of the Registrant’s financial statements filed on Form 10-Q for the quarterly periods ended March 31, 2022, June 30, 2022 and September 30, 2022 (the “Form 10-Q filings”). The Registrant filed a form 8-K on March 17, 2023 related to the restatement of the Form 10-Q filings for each of these quarterly reporting periods.

The Registrant is also evaluating the associated impacts on its internal control over financial reporting as of December 31, 2022. It is possible that as the Registrant completes the items noted above that additional material weaknesses could be identified.

The Registrant plans to obtain additional financing, which is expected to close prior to the filing of the 2022 Form 10-K.

The Registrant expects to file the Annual Report for the year ended December 31, 2022 as soon as practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tridivesh Kidambi	909	720-6902
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes	[ ] No

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(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Item 4.02 of the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2023 is incorporated by reference herein. Additionally, the results of operations will be significantly different for the year ended December 31, 2022 as compared to December 31, 2021 because on January 27, 2022, the Registrant consummated its Merger with System1 SS Protect Holdings, Inc. (“Protected”) and S1 Holdco, LLC (“S1 Holdco”). As a result of the Merger, the results of operations are not directly comparable.

System1, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By:	/s/ Tridivesh Kidambi
Tridivesh Kidambi, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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